UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 17, 2018 (December 13, 2018)

DRAPER OAKWOOD TECHNOLOGY ACQUISITION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38204	82-139674
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

c/o Draper Oakwood Investments, LLC

55 East 3rd Ave.

San Mateo, CA 94491

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (713) 213-7061

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 13, 2018 and December 14, 2018, Draper Oakwood Technology Acquisition, Inc. (the “Company”), in connection with its proposed business combination (the “Business Combination”) with Reebonz Limited (“Reebonz”) pursuant to the Business Combination Agreement, dated as of September 4, 2018 (as amended, the “Business Combination Agreement”), by and among the Company, DOTA Holdings Limited (a Cayman Islands exempted company that will be the continuing public entity following the Business Combination and be renamed “Reebonz Holding Limited”; referred to herein as “Reebonz Holding”), Reebonz and the certain other parties named therein, entered into separate backstop agreements (the “Backstop Agreements”) with two accredited investors, S4 Limited (“S4”) and Vertex Co-Investment Fund Pte. Ltd. (“Vertex”, and together with S4, the “Backstop Investors”), along with Reebonz Holding and certain other parties named therein.

Pursuant to the Backstop Agreements, S4 agreed to acquire 1,000,000 shares of Class A common stock of the Company (“Common Stock”) and Vertex agreed to acquire $5 million of shares of Common Stock (inclusive of commissions), in each case in open market or in privately negotiated transactions prior to the 5:00 pm ET on December 14, 2018 (such shares of Common Stock acquired by the Backstop Investors, and including the ordinary shares of Reebonz Holding to be issued to holders of Common Stock in connection with the consummation of the Business Combination, the “Backstop Shares”). The Backstop Investors agreed that until the earlier of the closing of the Business Combination (the “Closing”) or the date on which the Business Combination Agreement is terminated, the Backstop Investors will not transfer any Common Stock, including any Backstop Shares that they acquire. In addition, each Backstop Investor agreed (i) to vote all of its Common Stock, including any Backstop Shares, that it owns as of the record date for the Special Meeting, in favor of the Business Combination and each of the other proposals of the Company to be voted on at the Special Meeting that are required for the Closing, and (ii) to refrain from exercising any rights that such investor may have to redeem or convert any Common Stock that it owns, including any Backstop Shares.

In consideration for the agreement of the Backstop Investors, Reebonz Holding agreed (i) to issue to the Backstop Investors ordinary shares (the “Additional Shares”) at the rate of 0.25 share for each Backstop Share purchased and not redeemed, and (ii) to register the resale of such Additional Shares (and any Backstop Shares that may be deemed to be held by an affiliate of Reebonz Holding) pursuant to the Securities Act of 1933, as amended, as promptly as practicable after the Closing. In addition, the parties agreed that the Backstop Shares (which, upon the Closing, will become ordinary shares of Reebonz Holding) and, when registered, the Additional Shares (which, upon the Closing, will become ordinary shares of Reebonz Holding), will be sold in market transactions during the 90-day period following the Closing (which 90 day period may be shortened to up to 60 days by Reebonz Holding), subject to certain volume and sale limitations. Any shares not sold in the open market during the period will be purchased by Reebonz Holding at the end of the period. Under certain circumstances, Reebonz Holding may be required during such 90-day period to purchase certain of the securities held by the Backstop Investors. In the event that the aggregate proceeds from such sales, including the Additional Shares, are less than 110% of the aggregate amount paid by the applicable Backstop Investor for the Backstop Shares, Reebonz Holding has agreed to pay to such Backstop Investor the difference in cash (the “Guaranty Obligation”). In addition, the Company and Reebonz Holding have agreed to deposit the portion of the funds currently held in the Company’s trust account for the benefit of Company public stockholders which is attributable to such Backstop Shares (based on the price per share to be paid to the Company’s public stockholders who have properly elected to redeem their public shares in connection with the Closing) into a segregated escrow account, as security for the payment of the Guaranty Obligation. The Company also agreed with Vertex that if the Business Combination Agreement is terminated, the Company will liquidate promptly thereafter.

A copy of the Backstop Agreements are filed with this Current Report on Form 8-K as Exhibits 10.1 and 10.2 and are incorporated herein by reference, and the foregoing description of the Backstop Agreements is qualified in its entirety by reference thereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Backstop Agreement, dated as of December 13, 2018, by and among the Company, Reebonz Holding, S4 Limited and for certain limited purposes Cowen and Company, LLC.

10.2	Backstop Agreement, dated as of December 14, 2018, by and among the Company, Reebonz Holding, Vertex Co-Investment Fund Pte. Ltd. and for certain limited purposes Cowen and Company, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2018	Draper Oakwood Technology Acquisition, Inc.

	By:	/s/ Aamer Sarfraz
	Name:	Aamer Sarfraz
	Title:	Chief Executive Officer

2